

EHS Announces Three Highly Qualified Director Nominees for Election to TrueBlue Board

Welcomes Addition of New Directors, But Raises Concerns Over Remaining, Persistent Gaps in Board Expertise

Expresses Fear that Board Refresh Signals Entrenchment of Long-Tenured Directors Rather Than Commitment to Meaningful Change

Explains How EHS Nominees Will Bring Deep Operational Experience to the Board to Enhance Independent Oversight and Create Shareholder Value

New York, NY – 1/8/26 – EHS Management, LLC, a significant shareholder of TrueBlue, Inc. (NYSE: TBI) ("TrueBlue" or the "Company"), today issued the below letter to the board of directors and shareholders of TrueBlue.

To the Board of Directors and Shareholders of TrueBlue, Inc. ("TrueBlue" or the "Company"):

EHS Management, LLC ("EHS," "we" or "us") welcomes the addition of two new directors to the TrueBlue board (the "Board"), which we believe underscores the broad recognition of the issues we have raised through our public and private engagement with the Company. EHS looks forward to engaging constructively with the Board, including the new directors, on delivering long-term shareholder value. However, although we are pleased that our involvement has contributed to this initial step towards meaningful change, further enhancements to the Board remain necessary to unlock value at TrueBlue.

Despite the changes announced, significant gaps in the experience and expertise of TrueBlue's Board persist:

- **A lack of seasoned and independent staffing executives** capable of providing credible oversight of TrueBlue's strategic, operational and cultural direction – critical to reversing the Company's ongoing loss of staffing market share.
- **A lack of experienced technical product leaders** with a proven record of building or scaling digital platforms – critical for overseeing the substantial investments of shareholder capital in JobStack as a core pillar of TrueBlue's strategy.
- **Insufficient capital allocation and capital markets expertise** across the domains most relevant to TrueBlue's performance, leading to failures in M&A like the ill-fated acquisition of Healthcare Staffing Professionals.
- **Minimal insider ownership** and financial "skin in the game" by independent Board directors, weakening alignment with shareholders and reducing accountability.

While the new directors announced by TrueBlue are a step in the right direction, the Board's failure to address these gaps demonstrates an inability to fully grasp and respond to the scope of TrueBlue's challenges.



A Board dedicated to genuine, change-oriented refreshment would commit to replacing its longest-tenured incumbents with new additions. TrueBlue has failed to disclose who will be stepping down to make room for the new directors, suggesting to us that this move may not be the beginning of a positive turn for shareholders, but merely an entrenching tactic by certain long-tenured Directors to close ranks behind failed strategies and leadership to avoid confronting the need for real change.

Despite our ongoing efforts to engage with the Company on Board refreshment, TrueBlue declined to consult with us about its plans at all, opting for a surprise announcement almost immediately after we revealed our intent to nominate our own director candidates. Is this indicative of a Board genuinely committed to listening to shareholders and holding itself accountable, or of a defensive mindset focused more on preserving the status quo rather than delivering value?

We believe it should be the shareholders, not the incumbent Board that led TrueBlue into its current situation, who should decide on the level of Board refreshment needed to turn the Company around. Shareholders deserve an opportunity to decide for themselves whether the skills and expertise of additional candidates can strengthen the Board's capabilities and enhance the quality and independence of oversight.

Accordingly, we are pleased to put forward for public consideration three highly qualified nominees, who we believe will help complete the Board's long-overdue refresh and better position TrueBlue for long-term success.

Our nominees have been carefully and purposely selected to deliver stronger oversight and focus across **three pillars of value creation: (1) staffing excellence, (2) digital transformation, and (3) disciplined capital allocation**. These three pillars, along with the shareholder perspective EHS brings to the table, will together fully address the skills gaps we identified above and contribute to a Board capable of taking on the challenges facing TrueBlue today.

EHS Nominees

- **Wayne Larkin** – former President and COO of PeopleReady, a TrueBlue company (staffing industry expert)
- **Dave Fleischman** – former Chief Product Officer of Angi, the leading digital marketplace for home service professionals (digital transformation expert)
- **Eric H. Su** – Founder of EHS Investments (major shareholder and capital allocation expert)

Biography of EHS Nominees

Wayne Larkin, Staffing Industry Veteran

Wayne Larkin is an accomplished staffing executive with three decades of leadership experience across both publicly traded and privately held organizations in the B2B services and workforce solutions sectors. He previously held multiple senior roles at TrueBlue (NYSE: TBI), including President and Chief Operating Officer of PeopleReady, Executive Vice President of Strategic



Relationships, and President of Labor Ready, the predecessor flagship brand to PeopleReady. As a senior executive at TrueBlue and over his 18-year tenure at the Company, Mr. Larkin played a central role in transforming PeopleReady and its predecessor entities into an industry leader, scaling the business to more than $1.6 billion in revenue and $100 million in EBITDA. Over his career, he has led large-scale organizations, built high-performance cultures, and delivered sustained growth through disciplined execution and a deep commitment to talent development. Mr. Larkin is an active investor, consultant, and advisor. He has also served on multiple local nonprofit boards, including the American Cancer Society, YWCA of Pierce County, and Family Promise. We believe Mr. Larkin's deep industry expertise and extensive background in sales, operations, acquisition integration, and enterprise strategy would make him a valuable addition to the TrueBlue Board.

David Fleischman, Digital Transformation Expert

David Fleischman is an independent executive consultant and board member, currently serving across multiple roles at ALSAC, the fundraising arm St. Jude Children's Research Hospital. He previously served as the Chief Product Officer at Angi Inc (NASDAQ: ANGI), the leading digital marketplace for home service professionals, where he led product management, user experience, and analytics, while playing a key role in a turnaround that resulted in a triple digit improvement in full-year adjusted EBITDA. Prior to that, he served as Senior Vice President of Product at Compass, Inc. (NYSE: COMP), where he was accountable for the core platform and customer-facing product teams, overseeing both agent and consumer tools, and driving the delivery of the first end-to-end real estate platform. Fleischman also previously served as Chief Growth Officer and Chief Product Officer at Blue Nile, Inc., where he unified product, design engineering and marketing to reshape the customer experience and return the company to double-digit traffic growth. Earlier in his career, he served as Vice President, Global Product/Growth at Expedia, Inc. (NASDAQ: EXPE), and held senior program management roles at Microsoft, Nokia, and Apple, where he was part of the initial iPhone team. Fleischman holds a Bachelor of Arts from the University of California, Santa Barbara. We believe Mr. Fleischman's extensive background in operating multi-function teams, enterprise digital transformations, product strategy and delivery, and scaling two-sided marketplaces would make him a valuable addition to the TrueBlue Board.

Eric H. Su, Capital Markets Operator and Major Shareholder

Eric H. Su is the Founder of EHS Investments, an investment firm focused on supporting companies undergoing digital transformations and a significant investor in TrueBlue. Mr. Su previously served as Vice President and Head of M&A at IAC (NASDAQ: IAC), a holding company of digital brands, where he played a leading role in IAC's multibillion dollar investment in MGM Resorts International (NYSE: MGM) and worked closely with MGM executives to develop a global digital strategy. Mr. Su previously served on the Board of Directors at Employbridge, the largest industrial staffing agency in the United States owned by Apollo Global Management, where he served on the Tech & Innovation Committee. Prior to that, Mr. Su was a Partner at Marcato Capital Management, a multibillion-dollar fundamental, activist hedge fund based in San Francisco. He started his career at Evercore, a premier independent investment bank. Mr. Su graduated summa cum laude from the Jerome Fisher Program at the University of



Pennsylvania, where he holds a BS in Economics from The Wharton School of Business and a BAS in Computer Science from the School of Engineering and Applied Sciences. EHS is confident that Mr. Su's investment experience and expertise in financial matters, capital allocation, capital markets, corporate development, industrial staffing, and digital business models, along with his valuable perspective as a shareholder representative, would make him a valuable addition to the TrueBlue Board.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

EHS Management LLC, a Delaware limited liability company ("EHS Management"), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the 2026 annual meeting of stockholders of TrueBlue, Inc., a Delaware corporation (the "Company").

EHS MANAGEMENT STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT **HTTP://WWW.SEC.GOV**. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be EHS Management, EHS Azure Opportunity Fund, LP ("EHS Azure"), Eric H. Su (collectively, "EHS") and the individuals to be nominated by EHS Azure as director candidates at the Company, who have not yet been identified. As of the date hereof, EHS Azure directly beneficially owns 190,131 shares of Common Stock, no par value, of the Company (the "Common Stock"). EHS Management, as the general partner of EHS Azure, may be deemed the beneficial owner of the 190,131 shares of Common Stock directly owned by EHS Azure. As of the date hereof, Eric H. Su directly beneficially owns 535,073 shares of Common Stock. As the sole owner and manager of EHS Management, Mr. Su may be deemed to beneficially own the 190,131 shares of Common Stock directly owned by EHS Azure.

Disclaimer
This letter has been prepared by EHS. The views expressed herein reflect the opinions of EHS and are based on publicly available information with respect to TrueBlue, Inc. ("TrueBlue" or the "Company"). EHS recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with his conclusions. EHS reserves the right to change or modify any of such views or opinions at any time and for any reason and expressly disclaims any obligation to correct, update, or revise the information contained herein or to otherwise provide any additional materials.

For the avoidance of doubt, this press release was not produced by any person that is affiliated with the Company, nor was its content endorsed by the Company. This press release is provided



merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security.

Some of the materials in this press release contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on EHS's current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of EHS.

CONTACT:

Investors:

Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Lisa Patel
(212) 297 – 0720
Email: info@okapipartners.com